FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
athe Securities Exchange Act of 1934

For period ending February 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors and Persons Discharging Managerial Responsibility

Grant of Conditional Share Awards under GlaxoSmithKline Share Plans

Conditional Share Awards
On 11 February 2015 the Company granted conditional share awards to Executive Directors and Persons Discharging Managerial Responsibility (PDMRs) under the GlaxoSmithKline 2009 Performance Share Plan and the GlaxoSmithKline 2009 Deferred Annual Bonus Plan.

2009 Performance Share Plan
The 2009 Performance Share Plan (PSP) was approved by shareholders on 20 May 2009, and allows a performance-related opportunity in the form of conditional awards to be made to senior executives in the Group, including the Executive Directors.

Under the terms of the PSP, conditional awards are granted over a specific number of Ordinary Shares or American Depositary Shares (ADS), and the percentage of awards that ultimately vests is dependent on the level of achievement against performance targets set by the Remuneration Committee.

The PSP awards made on 11 February 2015 are based on three equally weighted performance measures:

Key strategic priorities	Performance Measure	Proportion of each award
Deliver value to shareholders	Total Shareholder Return (TSR)	1/3rd
Simplify the operating model	Adjusted free cash flow	1/3rd
Deliver more products of value	Research & Development (R&D) new product performance	1/3rd

The performance period for the awards is the three financial years from 1 January 2015 to 31 December 2017.

TSR measure
One third of each conditional award is based on relative TSR.  This measure compares the TSR of the Company's Ordinary Shares over the performance period with the TSR of the shares of nine (9) other global pharmaceutical companies (i.e. a comparator group of 10 companies including the Company). The vesting schedule is based on delivering 30% vesting for achieving median performance.  However, in a group of 10 companies, the median (position 5.5) falls between two companies. Therefore, 0% will vest if the Company's TSR is ranked 6th and 44% will vest if its TSR is ranked 5th, i.e. above median, in the comparator group.  The maximum amount will vest for this element, if the Company's TSR is ranked in positions 1, 2 or 3.

The companies in the TSR comparator group are AstraZeneca, Bristol-Myers Squibb, Eli Lilly, Johnson & Johnson, Merck, Novartis, Pfizer, Roche Holdings, Sanofi and GlaxoSmithKline.

Adjusted free cash flow measure
One third of each conditional award is based on adjusted free cash flow. The performance targets for this measure will be determined and communicated following the close and implementation of the three part transaction with Novartis which is expected to complete during the first half of 2015.  It is anticipated that this will be communicated by the end of July 2015.

R&D new product measure
One third of each conditional award is based on R&D new product performance.  Due to commercial sensitivity, the Remuneration Committee has decided that the R&D new product target cannot be published at the time of grant.  The target and vesting outcome will be disclosed in full at the end of the performance period.

25% of this element will vest if the performance threshold level is attained, rising to 100% for stretching performance exceeding 122% of the set threshold.  Below the set threshold, none of this element will vest.

To the extent that each element of a conditional award does not vest at the end of the three-year performance period, it will lapse.

The Executive Directors or PDMRs in the tables below were each granted a conditional award under the terms of the PSP. Awards granted are of Ordinary Shares or ADS. The table below shows the number of Ordinary Shares or ADS which can potentially vest in respect of this incentive opportunity.

Dividends will accrue on the conditional award of Ordinary Shares or ADS during the performance period, but will only vest to the extent that the awards themselves vest at the end of the performance period. These dividends are not included in the figures below.

	Number of Ordinary Shares/ADS potentially vesting in respect of the element of the award subject to the TSR measure
	(N.B. One ADS represents two Ordinary Shares)
Ordinary Shares	6th position or below	5th position	Maximum
Sir Andrew Witty*	Nil	62,970	143,113
Mr S Dingemans*	Nil	27,710	62,977
Mr R Connor	Nil	12,741	28,957
Mr N Hirons	Nil	6,177	14,040
Mr A Hussain	Nil	28,957	65,811
Mr D Redfern	Nil	10,135	23,034
Ms C Thomas	Nil	13,513	30,712
Mr P Thomson	Nil	7,818	17,769
Dr P Vallance	Nil	28,107	63,880
Ms E Walmsley	Nil	16,370	37,205
ADS
Dr M Slaoui*	Nil	19,214	43,668
Ms D Connelly	Nil	8,073	18,349
Mr W Louv	Nil	5,636	12,810
Mr D Troy	Nil	11,909	27,067
* Denotes an Executive Director

	Number of Ordinary Shares/ADS potentially vesting in respect of the element of the award subject to the adjusted free cash flow and R&D new product measures
	(N.B. One ADS represents two Ordinary Shares)
Ordinary Shares	Below threshold	At threshold	Maximum
Sir Andrew Witty*	Nil	71,556	286,225
Mr S Dingemans*	Nil	31,488	125,953
Mr R Connor	Nil	14,478	57,913
Mr N Hirons	Nil	7,020	28,079
Mr A Hussain	Nil	32,905	131,622
Mr D Redfern	Nil	11,517	46,067
Ms C Thomas	Nil	15,356	61,423
Mr P Thomson	Nil	8,884	35,538
Dr P Vallance	Nil	31,940	127,761
Ms E Walmsley	Nil	18,602	74,410
ADS
Dr M Slaoui*	Nil	21,834	87,337
Ms D Connelly	Nil	9,174	36,697
Mr W Louv	Nil	6,405	25,619
Mr D Troy	Nil	13,533	54,133
* Denotes an Executive Director

Subject to the below qualification regarding the awards to Executive Directors, the vesting date for these conditional awards will be the date, following the end of the three year performance period, on which the Remuneration Committee determines the extent to which the performance conditions have been achieved or such other later date as determined by the Remuneration Committee.

For Executive Directors, the award is subject to an additional vesting period of two years from the normal vesting date, i.e. five years in total.  During the additional vesting period, the relevant Ordinary Shares or ADS would only be forfeited in the event that the Executive Director was terminated for cause.

All of the above conditional awards were made on 11 February 2015 and were determined, in accordance with the PSP rules, using an Ordinary Share price of £15.195, being the closing price quoted on the London Stock Exchange and an ADS price of US$46.25, the closing price quoted on the New York Stock Exchange on 10 February 2015.

2009 Deferred Annual Bonus Plan

The 2009 Deferred Annual Bonus Plan (DABP) was approved by shareholders on 20 May 2009, and allows a performance related opportunity in the form of conditional awards to be made to eligible employees.

All Executive Directors and Corporate Executive Team (CET) members are required to defer 25% of any bonus earned into Ordinary Shares or ADSs and may choose to invest up to an additional 25% (i.e. up to a maximum of 50%) (Deferred Bonus Award).

The Company will match Ordinary Shares or ADS up to one-for-one depending on the achievement of performance targets (Matching Award).  The performance measures, vesting schedules and performance period for the Matching Award will be the same as for the PSP awards described above.

The awards of Deferred and Matching shares have been granted as nil-cost options over Ordinary Shares for UK and Singapore based pre-tax participants and conditional awards over ADS for US pre-tax participants. The percentage of Matching shares that ultimately vests will be dependent on the achievement of the performance targets.

Dividends accrue on the Deferred shares during the performance period. Dividends also accrue on the conditionally awarded Matching shares during the performance period, but will only vest to the extent that the Matching shares themselves vest at the end of the relevant performance period. These dividends are not included in the figures below.

The following individuals have invested a proportion of their bonus in the DABP in respect of the 2014 bonus that they have earned on a gross or pre-tax basis. The following awards are gross of tax:

Deferred Bonus Awards

	Number of Ordinary Shares/ADS potentially vesting in respect of the Deferred Bonus Award (N.B. One ADS represents two Ordinary Shares)
	Number of Ordinary Shares subject to Deferred Bonus Award	Number of ADS subject to Deferred Bonus Award

Sir Andrew Witty*	30,172
Mr S Dingemans*	14,680
Dr M Slaoui*		11,973
Ms D Connelly		2,613
Mr R Connor	7,698
Mr N Hirons	5,391
Mr A Hussain	12,703
Mr W Louv		3,904
Mr D Redfern	8,637
Ms C Thomas	11,624
Mr P Thomson	3,948
Mr D Troy		6,196
Dr P Vallance	17,111
Ms E Walmsley	10,511
* Denotes an Executive Director

Matching Award

	Number of Ordinary Shares/ADS potentially vesting in respect of the element of the Matching Award subject to the TSR measure
	(N.B. One ADS represents two Ordinary Shares)
Ordinary Shares	6th position or below	5th position	Maximum
Sir Andrew Witty*	Nil	4,425	10,057
Mr S Dingemans*	Nil	2,153	4,893
Mr R Connor	Nil	1,129	2,566
Mr N Hirons	Nil	791	1,797
Mr A Hussain	Nil	1,863	4,234
Mr D Redfern	Nil	1,267	2,879
Ms C Thomas	Nil	1,705	3,875
Mr P Thomson	Nil	579	1,316
Dr P Vallance	Nil	2,510	5,704
Ms E Walmsley	Nil	1,542	3,504
ADS
Dr M Slaoui*	Nil	1,756	3,991
Ms D Connelly	Nil	383	871
Mr W Louv	Nil	573	1,301
Mr D Troy	Nil	909	2,065
* Denotes an Executive Director

Number of Ordinary Shares/ADS potentially vesting in respect of the element of the Matching Award subject to the adjusted free cash flow and R&D new product measures
(N.B. One ADS represents two Ordinary Shares)

Ordinary Shares	Below threshold	At threshold	Maximum
Sir Andrew Witty*	Nil	5,029	20,115
Mr S Dingemans*	Nil	2,447	9,787
Mr R Connor	Nil	1,283	5,132
Mr N Hirons	Nil	898	3,594
Mr A Hussain	Nil	2,117	8,469
Mr D Redfern	Nil	1,439	5,758
Ms C Thomas	Nil	1,937	7,749
Mr P Thomson	Nil	658	2,632
Dr P Vallance	Nil	2,852	11,407
Ms E Walmsley	Nil	1,752	7,007
ADS
Dr M Slaoui*	Nil	1,995	7,982
Ms D Connelly	Nil	435	1,742
Mr W Louv	Nil	651	2,603
Mr D Troy	Nil	1,033	4,131
* Denotes an Executive Director

The vesting date for these conditional awards will be the later of the date, following the end of the three year performance period, on which the Remuneration Committee determines the extent to which the performance measures have been achieved, the third anniversary of the Award Date or such other later date as determined by the Remuneration Committee.

All of the above conditional awards were made on 11 February 2015. The awards made were determined, using an Ordinary Share price of £15.195 the closing price quoted on the London Stock Exchange and an ADS price of US $46.25, the closing price quoted on the New York Stock Exchange on 10 February 2015.

The Company, Executive Directors and PDMRs were advised of these transactions on 12 February 2015.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

12 February 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 12, 2015

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc